Exhibit 99.7

PACIFIC THERAPEUTICS RECEIVES REVENUE UPDATE FROM TOWER THREE

VANCOUVER, BC, Canada – September 26, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company”) announces that it has received a corporate update regarding its proposed transaction (the “Transaction”) with Tower Three SAS (the “T3”), a South American telecommunications infrastructure developer. T3 has received its first rental payment from a major telecom provider (the “Anchor Tenant”) for use of three towers out of the first ten tower development. The Company has received information that T3’s fourth and fifth towers are expected to be completed and connected within the next several weeks. In addition, the remaining five towers are in the late stages of social development consultation. The Company was also informed that T3 has been awarded ten additional search rings (Desired Coordinates) from a cellular carrier, for areas in which cellular coverage and capacity is weak or lacking. Alex Ochoa CEO of T3, states: “This is a monumental milestone for Tower Three as we have now become a reoccurring revenue generating company with immediate cash returns starting within 45 days of every tower construction completion.”

Further details about the Transaction and the combined entity will be provided in a comprehensive press release if and when the parties enter into a definitive agreement. The Transaction, if completed, will constitute a fundamental change pursuant to Canadian Securities Exchange (“CSE”) policies.

Completion of the Transaction is subject to a number of conditions, including but not limited to acceptance by the CSE. There can be no assurance that the Transaction will be completed as proposed or at all.

About Tower Three SAS

Tower Three SAS is a privately held limited liability company formed under the laws of the Republic of Columbia. Tower Three SAS was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth.

Tower Three SAS focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower Three SAS has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower Three SAS is currently focused on 4G LTE infrastructure expansion in Columbia and will look to open other territories.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, CEO & Director

rnpshorsley@gmail.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning T3 has been provided for inclusion herein by T3. Although the Company has no knowledge that would indicate that any information contained herein concerning T3 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.

Statements about the execution of a Definitive Agreement, closing of the Transaction, expected terms of the Transaction, the number of securities of the Company that may be issued in connection with the Transaction, the ownership of the Company, and the parties’ ability to satisfy any and all other closing conditions, and receive necessary regulatory and CSE approvals in connection therewith, are all forward-looking information. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that the Transaction will occur or that, if the Transaction does occur, it will be completed on the terms described above. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law. Readers should not place undue reliance on the Company’s forward-looking statements.